EXHIBIT 99.7

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of
Ballard Power Systems Inc.

We consent to the inclusion in this annual report on Form 40-F of:

●
our Report of Independent Registered Public Accounting Firm dated March 8, 2011 on the consolidated balance sheets of Ballard Power Systems Inc. (the “Company”) as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2010;

●	our Report of Independent Registered Public Accounting Firm dated March 8, 2011 on the Company’s internal control over financial reporting as of December 31, 2010,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

Our report dated March 8, 2011, on the effectiveness of internal control over financial reporting as of December 31, 2010, contains an explanatory paragraph that states that management has excluded Dantherm Power A/S’s internal controls over financial reporting from its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2010.

We also consent to incorporation by reference of the above referenced audit reports in the Company’s Registration Statements (No. 333-156553 and 333-161807) on Form S-8.

Chartered Accountants

Vancouver, Canada
March 8, 2011